NR07-24	September 24, 2007

ITH Reports Continued High-Grade Gold Intersections from Terra Project, Alaska

Including 2.5 m @ 28.1 g/t, 1.7 m @ 20.7 g/t and 2.2 m @ 16.7 g/t Gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the drill results from its 2007 resource drilling program on the Ben Vein at its Terra Project in Alaska.  This drilling is the first detailed definition drill campaign conducted on one of the four currently defined high-grade gold veins on the property.  Results confirm the extensive nature of the gold mineralization, with every hole intersecting the main vein and many intersecting multiple subsidiary gold bearing veins in the hanging wall and footwall.

The Company is reporting the results from the first eleven holes completed of a total of fifteen holes drilled on the Terra project this season.  Twelve drill holes were completed on the Ben Vein and three on the Ice Vein approximately 3 kilometres to the south.  A short video of the drill rig at the Ice Vein can be seen on the home page of the Company’s website – www.ITHmines.com.  Drilling at the Ben Vein area included intervals spread over a strike length of 400 metres and 250 metres down dip (Figure 1 and Table 1).  Results to date indicate a very robust high-grade gold system which remains open in all directions.  The Company has also completed the initial phase of an environmental characterization study of the Terra project, collecting baseline water data as well as flora and fauna assessments, the information from which will form an integral part of its planned 43-101 complaint resource estimate.

Interpretation

A total of thirty holes have been completed on the Terra property to date, outlining four high angle vein systems over a 5 kilometre long zone.  The veins appear intimately associated with the margin of a Donlin Creek age diorite intrusive (67 Ma) and have a general north to northwest trend.  The Ben Vein area has received the bulk of the drilling to date and will be the focus of the initial resource modeling effort to take place this winter when all the results have been received and verified.  In addition, in several cases the reported Main Vein mineralized zone expands significantly when the cutoff is lowered from 3 g/t to 1 g/t (see Table 2).

The 2007 results have been highly encouraging in not only outlining a consistent and well-mineralized main vein structure but also in intersecting a large number of potentially very significant gold bearing subsidiary veins.  Some subsidiary veins are exceptionally high-grade (such as hole TR07-20 with a new   footwall  zone returning 0.6 m @ 43.2 g/t gold and hole TR07-22  with new hangingwall zone returning 0.8 m @ 14.5 g/t gold) and could positively impact upon any future mining operation.  These new vein zones are currently being modeled to assess continuity.  From the data currently available, it appears that a number of higher grade shoots are developing within the overall Ben Vein system which could form the nucleus for an initial mining target at the Terra project.

In addition, ITH conducted an initial three hole drill test of the Ice Vein target, which is approximately 3 kilometres to the south of the last drill intersection on the southernmost end of the Ben Vein.  Although assays are pending on these drill holes, the vein system was intersected in all three holes and a number of the veins contained visible gold in the core.

Table 1

Significant Terra drill intersections at a 3 g/t gold cutoff

Hole #	From (metres)	To (metres)	Thickness (metres)	Gold Grade(g/t)	Vein Name
TR07-18	125.00	125.40	0.40	14.95
	147.90	149.01	1.11	4.47	Main
TR07-19	144.53	144.83	0.30	5.14	Main
TR07-20	34.86	35.12	0.26	60.60
	39.62	40.25	0.63	12.80
	47.18	47.93	0.75	10.42
	125.70	127.51	1.81	4.08
	128.58	131.34	2.76	7.72	Main
	139.78	139.98	0.20	17.90
	319.74	320.34	0.60	43.20
	323.05	323.27	0.22	15.95
TR07-21	39.84	40.04	0.20	7.48
	155.49	156.65	1.16	12.22	Main
TR-0722	74.37	74.64	0.27	13.80
	107.12	107.60	0.48	14.81
	137.60	138.38	0.78	14.51
	155.45	155.94	0.49	61.07	Main
TR07-23	173.64	176.63	2.99	4.57	Main
TR07-24	199.44	200.10	0.66	9.20	Main
	236.12	236.46	0.34	8.16
TR07-25	162.15	163.04	0.89	25.33	Main
	170.55	171.00	0.45	12.02
TR07-26	52.62	53.05	0.43	18.39
	62.01	63.72	1.71	20.72	Main
	78.74	78.94	0.20	72.30
TR07-27	99.77	102.25	2.48	28.14	Main
	126.36	126.66	0.30	15.95
TR07-28	109.51	109.73	0.22	11.45
	111.07	113.23	2.16	16.74	Main
	118.11	119.12	1.01	7.68
	140.99	141.29	0.30	12.30

Table 2

Significant Main Ben Vein intersections at a 1g/t cutoff

Hole #	From (metres)	To (metres)	Thickness (metres)	Gold Grade(g/t)	Vein Name
TR07-20	125.70	134.72	9.02	4.05	Main
TR-0722	153.92	157.33	3.41	10.44	Main
TR07-26	61.13	64.22	3.09	12.00	Main
TR07-27	99.22	103.34	4.12	17.81	Main
TR07-28	109.51	114.51	5.00	8.24	Main

Figure 1

Plan maps showing Ben and Ice Vein drill hole locations and property-wide drill hole map.

Completion of ITH Earn-In

The Company anticipates that, by the end of October, 2007, it will have incurred sufficient expenditures to have earned a 60% interest in the Terra project from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”), 28 months ahead of schedule.  Following ITH having earned its 60% interest, AngloGold will have 90 days to decide whether or not to exercise its right to earn back an additional 20% interest in the project, which it may do by incurring an aggregate of USD 4,000,000 in expenditures over two years.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and ITH will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at Terra was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.